Exhibit 99.98

UNDERTAKING PURSUANT TO PART 7 OF REGULATION 44-102 RESPECTING SHELF DISTRIBUTIONS AND SECTION 4.2(a)(x) OF REGULATION 44-101 RESPECTING SHORT FORM PROSPECTUS DISTRIBUTIONS

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
(collectively, the “Securities Administrators”)

RE:	The Valens Company Inc. (the “Issuer”)
Short Form Base Shelf Prospectus dated January 28, 2021 (the “Prospectus”)

In connection with the filing of the Prospectus, the undersigned hereby undertakes, for and on behalf of the Issuer and not in his personal capacity, to file with the Securities Administrators, to the extent it has not already been filed, any material Contracts or documents affecting the rights of securityholders, in accordance with section 4.2(a)(x) and (x.1) of National Instrument 44-101 – Short Form Prospectus Distributions on SEDAR under the same project number as that of the Prospectus or a supplement thereto promptly and in any event within seven days after each has been executed, including and not limited to the following:

(i)	Any indenture for any offering of Debt Securities (as such term is defined in the Prospectus);

(ii)	Any subscription receipt agreement for any offering of Subscription Receipts (as such term is defined in the Prospectus);

(iii)	Any warrant indenture for any offering of Warrants (as such term is defined in the Prospectus);

(iv)	Any unit agreement for any offering of Units (as such term is defined in the Prospectus); and

(v)	Any other similar document as may be required in respect of any Securities (as such term is defined in the Prospectus) that may be issued.

[Remainder of page left intentionally blank. Signature page follows.]

DATED this 28th day of January, 2021.

THE VALENS COMPANY INC.

	By:	(signed) “Chris Buysen”
Name: Chris Buysen
Title: Chief Financial Officer

[Undertaking re Debt Securities]